JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

September 23, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (“Trust”);

       File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 161

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on August 22, 2011, with respect to the JPMorgan U.S. Large Cap Core Plus Fund II (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on or about September 29, 2011 pursuant to Rule 485(b).

PROSPECTUS COMMENTS

Fees and Expenses of the Fund

1.	Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $1 million” in the disclosure.

Main Investment Strategies

2.	Comment: In the first section of the main investment strategies, the disclosure says that “the Fund will take long and short positions in equity securities of U.S. large-cap companies in an effort to increase the Fund’s return . . .” Please indicate in the main strategies section and in response to Item 9 of Form N-1A what kind of equity securities the Fund will invest in as a main strategy.

Response: In the second paragraph of the main investment strategies section, the disclosure states that “In implementing its strategies, the Fund invests primarily in common stocks of U.S. companies . . .” A similar statement is made in response to Item 9 in “More About the Fund” and that section also identifies other types of equity securities that the Fund may utilized, such as preferred stock and convertible securities among others. Therefore, we believe that the staff’s concern is addressed in the current disclosure.

3.

Comment: In the last sentence of the 4th paragraph of the main investment strategies section, please clarify that the ability of the Fund to benefit from its short positions will depend on the securities that it chooses to sell short.

Response: We have considered your comment and the alternatives for addressing your concern. Ultimately we decided to remove the sentence because we believe the remaining disclosure about the expected effects of rising and declining markets on the Fund’s long and short positions is sufficient to illustrate to shareholders how the Fund will attempt to benefit from holding both long and short positions.

Tax Information

4.	Comment: Please revise the first sentence in this section to explain that distributions from tax-advantaged accounts may be subject to federal income tax when withdrawn from the account.

Response: The disclosure included in the prospectus in response to Item 7 will be modified as follows:

The Fund intends to make distributions that may be taxed as ordinary income or capital gains, except when your investment is in an IRA, 401(k) plan or other tax-advantaged investment plan, in which case you may be subject to federal income tax upon withdrawal from the tax-advantaged account.

5.	Comment: Please remove the last four sentences of “Tax Information” because they include more information than is permitted under Item 7.

Response: The proposed revision will be made.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

6.	Comment: Please revise the Fund’s concentration policy to definitively state whether or not the Fund will concentrate its investments in the securities of issuers primarily engaged in any particular industry or group of industries.

Response: The Fund’s fundamental investment restriction on concentration will be revised to read as follows:

The Fund may not purchase any security which would cause the Fund to concentrate its investments in the securities of issuers primarily engaged in any particular industry or group of industries ~~except as permitted by the SEC~~. This restriction does not apply to investments in securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or repurchase agreements secured thereby, and futures and options transactions issued or guaranteed by the U.S. government or any of its agencies or instrumentalities.

7.	Comment: With respect to fundamental investment restrictions 2 (with respect to issuing senior securities), 3 (with respect to borrowing), 6 (with respect to purchasing or selling commodities) and 7 (with respect to making loans), please provide a description of what applicable law provides.

Response: As per the instructions of Item 16(c) of Form N-1A, the Fund’s Statement of Additional Information describe certain of the Fund’s fundamental investment policies. In accordance with the requirements of the Form, the Fund states the maximum percentage of assets to be devoted to the applicable practices. The freedom reserved for certain fundamental policies is linked to the maximum permissible under applicable law. Such maximums, especially in lieu of the current regulatory environment, are subject to change at any time. We believe that the current disclosure fulfills the requirements set forth in the Form, and we do not always believe that additional disclosure would be helpful to investors. To the extent that we believe that additional detail would be helpful to investors, we have added such disclosure. In particular, to the extent that the Fund engages in any practice set forth in the fundamental investment policies such as borrowing or making loans, the SAI provides a description of such strategy/practice and the corresponding legal requirements, if it enhances shareholder understanding, in the “INVESTMENT STRATEGIES AND POLICIES” section of the Part II of the SAI. The introductory language to the fundamental investment restrictions also provides disclosure about borrowing and senior securities. The Fund also notes that the General Instructions to Form N-1A do not require that information in the SAI be included in any particular order.

8.	Comment: Please provide a reference close by the fundamental investment restriction on borrowing that states that the Fund generally has three days to cure a Section 18(f) problem in connection with its borrowings.

Response: The introductory language to the fundamental investment restrictions provides disclosure about the three day cure period. We believe this disclosure addresses your concerns.

In connection with your review of the Fund’s Post-Effective Amendment No. 161 filed by the Trust on July 8, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-7598

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

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